FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2000

                             STMicroelectronics N.V.

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                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---       ----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No X
                                 ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

          (i) Agenda for StMicroelectronics' April 26, 2000 annual general meeting of shareholders;

         (ii) Explanation to the agenda for the annual general meeting of shareholders to be held on April 26, 2000 in Amsterdam; and

        (iii)  Proxy Appointment and Voting Instruction Card.


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                             STMicroelectronics N.V.

                                     AGENDA

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                     Annual general meeting of shareholders
              of STMicroelectronics N.V., established in Amsterdam,
                   to be held on April 26, 2000, 9 : 00 hours
            at Hotel de l'Europe, Nieuwe Doelenstraat 2-8, Amsterdam

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    1.  Call to order and opening

    2.  Report of the Managing Board on the 1999 financial year

    3.  Report of the Supervisory Board on the 1999 financial year

    4. Adoption of the annual accounts for the 1999 financial year - Allocation of profits

    5. Splitting of the shares in the ratio of 1:3 - Amendment articles of association

    6.  Employee stock purchase plan - Amendment articles of association

    7.  Compensation of the members of the Supervisory Board

    8.  Question time

    9.  Close

                                 --------------

Copies of the annual accounts, of the report of the Supervisory Board, of the report of the Managing Board and of the information to be added pursuant to the law, the draft deed of amendment of the articles of association (and an unofficial English translation thereof) as well as the proposals regarding the items appearing on the agenda will be deposited for inspection by the shareholders and other persons entitled to attend the meeting at the office of the Company (Strawinskylaan 1725, 17th floor, 1077 XX Amsterdam, the Netherlands), at the office of Netherlands Management Company B.V. (Locatellikade 1, 1076 AZ Amsterdam, the Netherlands) , at the office of Credit Agricole Indosuez (Departement des marches d'actions, 9, quai du President Paul-Doumer, 92400 Courbevoie, France), at the office of Morgen-Walke Associates, Inc. (380 Lexington Avenue, 50th floor, New-York, NY 10168, United States of America) and at the office of Banca Commerciale Italiana S.p.A. (Centro Amministrativo Elettronico, Via Longhirano 1, CAP 43100 Parma, Italy) as of April 4, 2000 up to and including the date of the meeting.


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Explanation to the agenda for the annual general meeting of shareholders of
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STMicroelectronics N.V. to be held on April 26, 2000 in Amsterdam.
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Agenda item 4.
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a.    The Supervisory Board proposes to adopt the annual accounts for the financial year 1999, as drawn up by the Managing Board, examined and audited by the auditors PricewaterhouseCoopers N.V.

b. The Supervisory Board proposes - following the proposal of the Managing Board - to distribute a dividend in cash of US$ 0.09 per share issued and outstanding as per April 28, 2000 which distribution shall be payable on May 4, 2000.

Agenda item 5.
--------------
The Supervisory Board proposes a split of all shares issued and outstanding as per May 5, 2000 against a ratio of 1:3 so that the par value per share will become EUR 1.04 and to amend article 3, paragraph 1 of the articles of association in connection therewith in conformity with the draft notarial deed prepared by De Brauw Blackstone Westbroek N.V., dated March 17, 2000 (Dutch wording).

Agenda item 6.
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The company is presently preparing an Employee Stock Purchase Plan under which up to 1.5 million ordinary shares can be attributed to the employees of the company and its group companies during a period of three years. The number of ordinary shares that will be offered each year under the plan shall be 500,000. For the first year this will only concern newly issued shares. In the second and third year the Supervisory Board shall decide whether the then offered shares under the plan shall be shares repurchased by the company, newly issued shares or a mix thereof. The employees will be able to acquire the shares under the plan with a discount of 15%.

a. In connection with the Employee Stock Purchase Plan the Supervisory Board proposes to amend the articles of association in such a way that a new paragraph 2 is included in article 5 (and that some other changes will be made to article 5) in conformity with the draft notarial deed prepared by De Brauw Blackstone Westbroek N.V., dated March 17, 2000 (Dutch wording) in order to facilitate that the Company (subject to prior approval of the Supervisory Board) shall be able to acquire shares in the share capital of the Company in order to transfer these shares under an Employee Stock Purchase Plan to the employees of the Company, without an authorisation of the general meeting of shareholders of the Company being required.

b. The Supervisory Board proposes to authorise any and all lawyers practising with De Brauw Blackstone Westbroek N.V. to apply to the Ministry of Justice for the required declaration of no-objection with respect to the aforementioned draft deed of amendment of the articles of association, to change such draft as may be necessary to obtain such declaration as well as to execute the notarial deed of amendment on May 5, 2000.

Agenda item 7.
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The Supervisory Board proposes to maintain the remuneration of the President and the Vice President of the Supervisory Board up to US$ 45,000 per annum, to maintain the remuneration of the other Supervisory Board members (except for the President of the Audit Committee) up to US$ 30,000 per annum and to maintain the attendance fee per meeting of the Supervisory Board and Committees up to US$ 2,000 as fixed at the general meeting of shareholders held on May 31, 1999. The Supervisory Board furthermore proposes to increase the remuneration of the President of the Audit Committee from US$ 30,000 per annum to US$ 40,000 per annum.

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                                     [FRONT]
                             STMicroelectronics N.V.

                  Proxy Appointment and Voting Instruction Card

  (Must be presented at the meeting or received by mail prior to the close of business on April 18, 2000)

          The undersigned registered holder of Shares of New York Registry (each representing one Common Share of Euro 3.12 nominal amount of STMicroelectonics N.V.), hereby appoints _________________ or the Bank of New York, as New York Transfer Agent and Registrar, through its agent, as the proxy of the undersigned to attend and address the Annual General Meeting of Shareholders of STMicroelectronics N.V. to be held in Amsterdam, The Netherlands, on April 26, 2000 and, in general, to exercise all rights the undersigned could exercise in respect of such Common Shares if personally present thereat upon all matters which may properly become before such Meeting and every adjournment thereof, and instructs such proxy to endeavor, in so far as practicable, to vote or cause to be voted on a poll (if a poll shall be taken) the Common Shares of STMicroelectronics N.V. represented by Shares of New York Registry registered in the name of the undersigned on the books of the New York Transfer Agent and Registrar as of the close of business on March 27, 2000, at such Meeting in respect of the resolutions specified on the reverse side hereof.

NOTE: Please direct your proxy how it is to vote by placing an X in the appropriate box opposite the resolutions specified on the reverse side hereof. If you do not fill in the blank provided above, then you will have appointed The Bank of New York as your proxy.

                                                      STMicroelectronics N.V.
                                                      P.O. Box 11473
                                                      New York, N.Y. 10203-0473

                (Continued  and to be dated and  signed  on the  reverse side.)

                                 [REVERSE SIDE]

RESOLUTIONS                                                  FOR        AGAINST
1.a. Adoption of the annual accounts for the 1999            [ ]           [ ]
     financial year

  b. Distribution of profits with $0.09 per share            [ ]           [ ]
     dividend payment

2. Amendment of the articles of association relating to      [ ]           [ ]
   the splitting of the shares in the ratio 1:3

3.  Approval of an Employee Stock Purchase Plan for up       [ ]           [ ]
    to 1.5 million shares during a period of 3 years and amendment of the articles of association relating to the purchase by the Company of its own shares for transfer to employees.

4.  Compensation of the members of the Supervisory           [ ]           [ ]
    Board, increase the remuneration of the
    President of the Audit Committee

                                           Change of Address and/or        [ ]
                                              Comments Mark Here

                                This Form must be signed by the person in whose name the relevant Common Share is registered on the books of the New York Transfer Agent and Registrar. In the Case of a Corporation the Form should be executed by a duly authorized Officer or Attorney.

                                        Dated                            , 2000
                                             ----------------------------

                                        ---------------------------------------
                                            Signature of Registered Holder


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2000                       STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer